UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

BioDelivery Sciences International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09060J106

(CUSIP Number)

Broadfin Capital, LLC

300 Park Avenue, 25th Floor

New York, New York 10022

(212) 808-2460

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

BROADFIN CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,923,325*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,923,325*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,923,325*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%*
14	TYPE OF REPORTING PERSON

OO

*	See Item 5 of the Schedule 13D.

2

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

BROADFIN HEALTHCARE MASTER FUND, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,923,325*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,923,325*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,923,325*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%*
14	TYPE OF REPORTING PERSON

CO

*	See Item 5 of the Schedule 13D.

3

CUSIP NO. 09060J106

1	NAME OF REPORTING PERSON

KEVIN KOTLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,923,325*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,923,325*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,923,325*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.98%*
14	TYPE OF REPORTING PERSON

IN

*	See Item 5 of the Schedule 13D.

4

CUSIP NO. 09060J106

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

On August 1, 2018, the Issuer awarded to Mr. Kotler 96,247 restricted stock units (“RSUs”) as compensation for his service on the Issuer’s board of directors. The RSUs vest as follows: (i) 3,124 RSUs vest in the first open window following the filing of the Issuer’s quarterly 10-Q for June 30, 2018; (ii) 18,123 RSUs vest in the first open window following the Issuer’s 2019 Annual Meeting of Stockholders; (iii) 30,000 RSUs vest in the first open window following the Issuer’s 2020 Annual Meeting of Stockholders; (iv) 30,000 RSUs vest in the first open window following the Issuer’s 2021 Annual Meeting of Stockholders; and (v) 15,000 RSUs vest in the first open window following the Issuer’s 2022 Annual Meeting of Stockholders.

On August 1, 2018, the Issuer awarded to Mr. Kotler options (“Options”) to purchase 48,123 Shares at an exercise price of $2.93 per share as compensation for his service on the Issuer’s board of directors. The Options vest as follows: (i) 1,562 Options vest in the first open window following the filing of the Issuer’s quarterly 10-Q for June 30, 2018; (ii) 9,061 Options vest in the first open window following the Issuer’s 2019 Annual Meeting of Stockholders; (iii) 15,000 Options vest in the first open window following the Issuer’s 2020 Annual Meeting of Stockholders; (iv) 15,000 Options vest in the first open window following the Issuer’s 2021 Annual Meeting of Stockholders; and (v) 7,500 Options vest in the first open window following the Issuer’s 2022 Annual Meeting of Stockholders. The Options expire on August 1, 2028.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 6, 2018, the Issuer filed with the Securities and Exchange Commission a Current Report on Form 8-K disclosing the results of the Issuer’s 2018 Annual Meeting of Stockholders held on August 2, 2018 (the “Annual Meeting”). At the Annual Meeting, the Issuer’s stockholders ratified the issuance and sale of the Series B Preferred Stock, and approved the issuance of Shares issuable upon the conversion of the Series B Preferred Stock, as required by and in accordance with NASDAQ Marketplace Rule 5635(d). As a result, Stockholder Approval has been obtained and Broadfin Master has the option to convert at any time the 2,200 shares of Series B Preferred Stock it owns into Shares, subject to a beneficial ownership limitation that prohibits a holder of Series B Preferred Stock from converting its shares of Series B Preferred Stock into Shares to the extent that, as a result of such conversion, the holder and its affiliates would beneficially own more than 9.98% of the total number of Shares then issued and outstanding, which percentage may be increased or decreased on 61 days’ notice from the holder to the Issuer (the “Beneficial Ownership Limitation”).

5

CUSIP NO. 09060J106

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 59,351,956 Shares outstanding as of June 25, 2018, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement filed with the Securities and Exchange Commission on July 2, 2018 in connection with the Annual Meeting. Shares of Common Stock issuable upon the vesting of RSUs beneficially owned by each Reporting Person that vest within 60 days hereof and upon the exercise of Options beneficially owned by each Reporting Person that are exercisable within 60 days hereof are deemed outstanding for the purpose of computing the percentage ownership of such Reporting Person.

As of the close of business on August 8, 2018, Broadfin Master beneficially owned 5,923,325 Shares, constituting approximately 9.98% of the Shares outstanding. Broadfin Capital, as the investment manager of Broadfin Master, may be deemed to beneficially own the 5,923,325 Shares owned by Broadfin Master, constituting approximately 9.98% of the Shares outstanding. Mr. Kotler, as the managing member of Broadfin Capital, may be deemed to beneficially own the 5,923,325 Shares owned by Broadfin Master, constituting approximately 9.98% of the Shares outstanding.

In connection with Mr. Kotler’s service on the Issuer’s board of directors, on August 1, 2018, Mr. Kotler received 96,247 RSUs and 48,123 Options which will vest over four years, as described in Item 3, and over which he has assigned the economic benefit to Broadfin Master and the power to vote and dispose of the underlying Shares to Broadfin Capital.

Excluded from the Reporting Persons’ beneficial ownership are 10,582,403 Shares issuable upon the conversion of shares of Series B Preferred Stock held by Broadfin Master that are not beneficially owned by the Reporting Persons due to the Beneficial Ownership Limitation, which prohibits Broadfin Master from converting such shares of Series B Preferred Stock into Shares at this time. Upon written notice to the Issuer, Broadfin Master may increase or decrease the Beneficial Ownership Limitation to any other percentage specified in such notice, which increase or decrease in the Beneficial Ownership Limitation shall take effect on the 61st day after delivery to the Issuer.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)       By virtue of their respective positions with Broadfin Master, each of Broadfin Capital and Mr. Kotler may be deemed to have shared power to vote and dispose of the Shares reported owned by Broadfin Master.

(c)       Schedule A annexed hereto lists all transactions in the Shares during the past 60 days by the Reporting Persons.

6

CUSIP NO. 09060J106

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The information disclosed in Item 3 above is incorporated herein by reference.

On August 1, 2018, the Reporting Persons entered into an agreement (the “Agreement”) for the assignment of economic benefits and control of the Options and RSUs granted to Mr. Kotler in connection with his service on the Issuer’s board of directors. Pursuant to the Agreement, Mr. Kotler assigned to (i) Broadfin Master, the economic benefit of his Options and RSUs and (ii) Broadfin Capital, the control and direction over the Shares underlying the Options and RSUs, including the power to (A) vote, or direct the voting of, and (B) dispose, or direct the disposition of, the underlying Shares.

7

CUSIP NO. 09060J106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2018	BROADFIN CAPITAL, LLC

	By:	/s/ Kevin Kotler
	Name:	Kevin Kotler
	Title:	Managing Member

BROADFIN HEALTHCARE MASTER FUND, LTD.

By:	/s/ Kevin Kotler
Name:	Kevin Kotler
Title:	Director

/s/ Kevin Kotler
Kevin Kotler

8

CUSIP NO. 09060J106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale

KEVIN KOTLER

Restricted Stock Units	96,247 (1)	0	08/01/2018
Stock Options (Right to Buy)*	48,123 (2)	0	08/01/2018

(1)	On August 1, 2018, the Issuer awarded to Mr. Kotler 96,247 RSUs as compensation for his service on the Issuer’s board of directors. The RSUs vest as follows: (i) 3,124 RSUs vest in the first open window following the filing of the Issuer’s quarterly 10-Q for June 30, 2018; (ii) 18,123 RSUs vest in the first open window following the Issuer’s 2019 Annual Meeting of Stockholders; (iii) 30,000 RSUs vest in the first open window following the Issuer’s 2020 Annual Meeting of Stockholders; (iv) 30,000 RSUs vest in the first open window following the Issuer’s 2021 Annual Meeting of Stockholders; and (v) 15,000 RSUs vest in the first open window following the Issuer’s 2022 Annual Meeting of Stockholders.

(2)	On August 1, 2018, the Issuer awarded to Mr. Kotler Options to purchase 48,123 Shares at an exercise price of $2.93 per share as compensation for his service on the Issuer’s board of directors. The Options vest as follows: (i) 1,562 Options vest in the first open window following the filing of the Issuer’s quarterly 10-Q for June 30, 2018; (ii) 9,061 Options vest in the first open window following the Issuer’s 2019 Annual Meeting of Stockholders; (iii) 15,000 Options vest in the first open window following the Issuer’s 2020 Annual Meeting of Stockholders; (iv) 15,000 Options vest in the first open window following the Issuer’s 2021 Annual Meeting of Stockholders; and (v) 7,500 Options vest in the first open window following the Issuer’s 2022 Annual Meeting of Stockholders. The Options expire on August 1, 2028.